SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
Amendment No. 2
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

B Communications Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share

 (Title of Class of Securities)

M15629 10 4

 (CUSIP Number)

March 20, 2014

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M15629 10 4
1	NAMES OF REPORTING PERSONS Norisha Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Based on 29,889,045 Ordinary Shares issued and outstanding as of May 7, 2013 (as appearing in the Issuer’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2013).

CUSIP NO. M15629 10 4
1	NAMES OF REPORTING PERSONS Kikis Treppides, as trustee of The Solidenergy Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
As the owner of 100% of the equity interests of Norisha Holdings Limited (“NHL”), the Solidenergy Trust (“ST”) may be deemed to share indirectly in the beneficial ownership of any Ordinary Shares of the Issuer held by NHL.

(2)
Based on 29,889,045 Ordinary Shares issued and outstanding as of May 7, 2013 (as appearing in the Issuer’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2013).

CUSIP NO. M15629 10 4
1	NAMES OF REPORTING PERSONS Kikis Treppides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	As the sole director of NHL and the sole Trustee of ST, Mr. Kikis Treppides may be deemed to share indirectly in the beneficial ownership of any Ordinary Shares of the Issuer held by NHL.
(2)
Based on 29,889,045 Ordinary Shares issued and outstanding as of May 7, 2013 (as appearing in the Issuer’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2013).

Item 1(a). Name of Issuer:

The name of the issuer is B Communications Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 2(a). Name of Person Filing:

The following entities and individual, listed in (i)-(iii) below, who are filing this Amendment No. 2 (“Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on June 28, 2013 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on February 18, 2014 (“Amendment No. 1”) are referred to herein collectively as the “Reporting Persons”:

(i)	Norisha Holdings Limited (“NHL”)
(ii)	The Solidenergy Trust (“ST”) and
(iii)	Mr. Kikis Treppides

Mr. Kikis Treppides is the sole director of NHL and the sole Trustee of ST.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	NHL -Trident Chambers, Road Town, Tortola, British Virgin Islands
(ii)	ST - kafkasou 9, Aglantzia, 2112 Nicosia, Cyprus
(iii)	Mr. Kikis Treppides- kafkasou 9, Aglantzia, 2112 Nicosia, Cyprus

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	NHL is a company incorporated under the laws of The British Virgin Islands.
(ii)	ST is a trust formed under the laws of Isle of Man.
(iii)	Mr. Kikis Treppides is a citizen of Cyprus.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	NHL

(a)	Amount beneficially owned: 0 Ordinary Shares
(b)	Percent of class*: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose of or to direct the disposition of: 0
	(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	ST

(a)	Amount beneficially owned: 0 Ordinary Shares**
(b)	Percent of class*: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose of or to direct the disposition of: 0
	(iv)	Shared power to dispose of or to direct the disposition of: 0

III.	Mr. Kikis Treppides

(a)	Amount beneficially owned: 0 Ordinary Shares***
(b)	Percent of class*: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose of or to direct the disposition of: 0
	(iv)	Shared power to dispose of or to direct the disposition of: 0

* All percentage ownership calculations reflected in this Amendment No. 2 are based on 29,889,045 Ordinary Shares issued and outstanding as of May 7, 2013 (as appearing in the Issuer’s proxy statement for its 2013 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2013).

** As the owner of 100% of the equity interest of NHL, ST may be deemed to share indirectly in the beneficial ownership of any Ordinary Shares held by NHL.

*** As the sole director of NHL and the sole Trustee of ST, Mr. Kikis Treppides may be deemed to share indirectly in the beneficial ownership of any Ordinary Shares held by NHL.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2014
Norisha Holdings Limited

/s/ Kikis Treppides
Name: Kikis Treppides
Title: Director

The Solidenergy Trust

/s/ Kikis Treppides
Name: Kikis Treppides
Title: Trustee

Mr. Kikis Treppides

/s/ Kikis Treppides
Name: Kikis Treppides

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit No. 1 to Amendment No. 1)